UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29504/ November 22, 2010

_____

In the Matter of   :
                                                                                          :
Templeton Capital Accumulator Fund   :
500 East Broward Boulevard   :
Fort Lauderdale, Florida 33394-3091   :
                                                                                          :
(811-06198)   :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Templeton Capital Accumulator Fund ("Applicant"), an investment company registered
under the Investment Company Act of 1940 ("1940 Act"), filed an application on August
11, 2010, and an amended application on October 22, 2010, under Section 8(f) of the
1940 Act, requesting an order declaring that it has ceased to be an investment company as
defined by the 1940 Act.

On October 29, 2010, a notice of filing of the application was issued (Investment
Company Act Release No. 29493). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that the Applicant has ceased to be an investment company
as defined by the 1940 Act.

Accordingly,

IT IS ORDERED, under Section 8(f) of the 1940 Act, that the registration of the Applicant, Templeton Capital Accumulator Fund (811-06198), under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary